Filed by Milacron Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

JULY 30, 2019 / 12:00PM, MCRN - Q2 2019 Milacron Holdings Corp Earnings Call

CORPORATE PARTICIPANTS

●	Andrew Kitzmiller, Milacron Holdings Corp. - Corporate Controller

●	Bruce A. Chalmers, Milacron Holdings Corp. - CFO

●	Thomas J. Goeke, Milacron Holdings Corp. - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

●	Kenneth H. Newman KeyBanc Capital Markets Inc., Research Division - Associate

●	Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

PRESENTATION

Operator

Greetings, and welcome to the Milacron Holdings Corporation Fiscal 2019 Second Quarter Financial Results. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Andy Kitzmiller, Corporate Controller for Milacron. Thank you, Mr. Kitzmiller. You may begin.

Andrew Kitzmiller - Milacron Holdings Corp. - Corporate Controller

Good morning, and thank you for joining us for our second quarter fiscal year 2019 earnings call. With me on today’s call are Tom Goeke, and Bruce Chalmers. A copy of the earnings release that was distributed this morning can be found on our milacron.com website under the Investors section. We will also provide a link for the replay of this webcast. During our call today, we will be referring to the earnings release supplemental slides, which are also posted on our website. I would like to remind everyone that today’s discussion will contain certain forward-looking statements based on the business environment as we currently see it and as such does include certain risks and uncertainties. Please refer to our press release and our SEC filings for more information on specific risk factors that could cause our actual results to differ materially from the projections described in today’s discussion. Any forward-looking statements that we make on this call are based on assumptions as of today, and we undergo no obligations to update these statements as a result of new information or future events. Also, we will discuss certain non-GAAP measures on today’s call, including pro forma net sales and pro forma new orders. The pro forma figures included within today’s presentation exclude certain product lines, which have been eliminated through restructuring plant closures or certain discontinued product lines. We believe the presentation on these non-GAAP financial measures enhance the understanding of our performance. Reconciliations to comparable GAAP financial measures can be found in our earnings press release and are also available as part of the presentation materials posted on our website.

Finally, consistent with our first quarter 2019 call, the reported results that we will discuss on today’s call will be from continuing operations. As we moved our blow molding business to discontinued operations at the end of our first quarter 2019. And with that, I’ll turn the call over to Tom Goeke, President and Chief Executive Officer of Milacron.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Thank you, Andy, and good morning. As Andy mentioned, we have a slide presentation on our website to accompany our earnings call, and it includes additional details to the commentary presented this morning. Starting on Page 3. I’d like to walk everyone through the highlights of the previously announced merger with Hillenbrand. However, our discussion today will be limited to the details on this slide. We will not be taking any questions related to this transaction, and we refer everyone to the presentation made by Hillenbrand on Friday, July 12, 2019, as well as the related SEC filings by both companies. Our Board carefully and thoroughly reviewed the strategic and financial merits of this combination and unanimously concluded that this transaction represents a unique opportunity for Milacron, and provides our shareholders a significant and immediate value as well as the ability to participate in the upside potential of the combination. As part of the combination, Milacron shareholders will receive $11.80 in cash and a fixed exchange ratio of 0.1612 shares of Hillenbrand common stock for each share of Milacron common stock they own. In Hillenbrand, we believe we have found a tremendous partner. Our goal at Milacron has been always been to provide our customers with innovative products across our critical plastics and fluids technologies. Together with Hillenbrand, we will be able to continue delivering breakthrough products and customize systems to existing and new customers and strengthen our service platforms and distribution capabilities. Further, the Hillenbrand operating model is highly complementary to our approach, and we’re confident we can seamlessly bring these 2 companies together. We are confident we can create even more value for our key stakeholders together in this exciting new chapter. I hope you share our enthusiasm about the many benefits we expect from this transaction.

Moving to Page 4. Our second quarter 2019 results are in line with our expectations with sequential improvements in net sales, adjusted EBITDA and adjusted EBITDA margin. The second quarter 2018 was a record quarter for Milacron, creating a tough year-over-year comp. As previously discussed, 2018 was best characterized as a tale of 2 halves, with very solid growth in the global economy during the first half of the year, and the introduction of policy generated headwinds in the second half that have carried into 2019. We are pleased with the sequential improvements during Q2 2019 and are optimistic that the second half of 2019 will be in line with our expectations. Regionally, orders in China in Q2 ‘19 increased in all 3 of our business segments, up 16% from Q1 ‘19 and up 9% from Q4 ‘18. We see strong activity in our Asia sales pipeline, and we’re ready to meet customer demand as more projects are released. Within our MDCS segment, Mold-Masters saw increases in orders from Q1 ‘19 and Q4 ‘18 in nearly all of our end markets with increases in electronics, medical and packaging being the most significant. Additionally, our APPT backlog is $145 million with exceptional orders for our mid-tonnage products through the end of 2019. And we have strong activity in our sales pipeline for small-tonnage products as well in the aftermarket with retrofits and rebuilds. Both price and cost management were again very effective during Q2. Price continues to be stable year-over-year. Through SG&A, discretionary spend and direct labor reductions, we have offset inflation and had additional savings in the quarter.

I’ll now turn the call over to Bruce for a detailed review of our financial performance.

Bruce A. Chalmers - Milacron Holdings Corp. - CFO

Thank you, Tom, and good morning, everyone. I will walk you through our financial performance for the second quarter before turning the call back over to Tom for his closing remarks. I will start on Page 6 of the presentation.

For the quarter, net sales were $271 million, 11% reported and 8% constant currency and pro forma decrease. On these sales, we generated 18.1% adjusted EBITDA margins for $49.1 million. Sequentially, net sales increased 9% and adjusted EBITDA margins improved 160 basis points. In net sales, geographically, we saw a very strong sequential improvement in both North America and China in the second quarter. From an end-market perspective, packaging, construction and medical, all did well in the quarter both versus prior year and sequentially. Automotive had mixed results throughout the company but, overall, was up 5% in constant currency over Q2 ‘18, and remained flat sequentially.

Now let me walk you through our 3 segments, beginning on Page 7 with MDCS. MDCS’s second quarter sales were down 16% and 13% on a constant-currency basis, still primarily driven by China, which is down versus prior year, but up double digits sequentially. Automotive was strong both versus prior year and sequentially with electronics up over 50% sequentially and over 30% versus Q4 2018. MDCS generated adjusted EBITDA of $29 million in the quarter, a 28.3% margin.

Turning to our Fluid Technologies segment on Page 8. Fluid’s second quarter sales were down 12% and 8% on a constant-currency basis primarily driven by timing of shipments in Europe due to raw material availability. Europe is carrying a $1.1 million backlog that will convert to shipments early in Q3. Despite these challenges, sales showed modest growth sequentially in North America and China. Fluids generated adjusted EBITDA of $6 million in the quarter, a 21.6% margin.

Lastly, our APPT segment results are on Page 9. Sales were $138 million in the second quarter. Constant currency revenue growth was negative 4%, but we had 1% sales growth on a pro forma basis. As a reminder, we shut down our European injection molding facility in Q4 2018, which had approximately $10 million of sales in Q2 of the prior year. Additionally, Milacron’s management and Board of Directors have made the decision to divest blow molding business during Q1 of 2019, which has been classified as discontinued operations. North America continues to trend well with 30% sequential growth and 2% versus the prior year. Adjusted EBITDA was $20 million or 14.3% of sales in the quarter, a 110 basis point improvement over the prior year and a 100 basis point improvement year-to-date. The team is diligently marching towards the 15% full year margin goal for APPT.

I’d like now to discuss cash flow performance on Page 10. The second quarter, cash flow was $1.5 million and was a result of working capital timing and deal-related cost. As mentioned in our Q1 2019 earnings call, we had an $8 million cash used related to our purchase of a Mold-Masters production facility in Baden-Baden, Germany that we previously leased. Our intention is to resell and lease back this facility during Q3 2019. We closed on the sale of our blow molding business and collected approximately $52 million of proceeds on July 1, which were used to reduce the company’s debt and further strengthen the balance sheet. With regard to our 2019 guidance, as a reminder, we based our 2019 annual guidance on the assumption that the policy-induced trade headwinds subside midyear and create a dynamic that is the opposite of FY ‘18, with some sequential weakness in the first half and a stronger second half. Thus far, we are tracking with these expectations and remain attentive to the inflection points underpinning our forecast for the remainder of the year. I’ll now turn the call back over to Tom for his closing remarks.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Thank you, Bruce. As a wrapup on Page 11, I would like to reiterate. Our Q2 results were consistent with our expectations and the first half of 2019 has progressed as anticipated. We had 9% sequential sales growth over Q1 2019. We had double-digit sales and order growth in China at the Milacron level and within our MDCS segment. We accomplished EBITDA margins of 18.1% with 100 basis point improvement in APPT year-over-year. The sale of blow molding closed on July 1, 2019, as anticipated and proceeds were used to pay down $52 million in debt on July 3. Through today’s call, we have repaid $57 million of debt in 2019. We are on track to meet 2019 guidance.

Thank you for joining us for this call. And with that, we can now move to Q&A. As a reminder, we will only answer questions specific to our quarterly performance and financial outlook for 2019.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from Mike Halloran at Robert W. Baird & Co.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

So the commentary certainly sent a positive on the call here which — what it sounds like stabilizing trends sequentially consistent to what you were thinking? Now I put that in the context for the orders, which were down a fair amount, could you help reconcile those two? And I’m guessing, part of it is just the moving pieces with some of the portfolio moves, but I’d certainly like to hear you reconcile those two data points?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Sure. Thanks, Mike. So largely the two issues that we see on the order side is timing within APPT both in India and in North America. The aftermarket is strong globally, sequential growth. Mold-Masters, all regions, all product lines in order. And then I would say in Fluids, where we have, let’s say — as Bruce mentioned, we had a bit of hold back because of material shortage, but on the flipside, I would say, other regions performing well, Europe a bit behind in Fluids. So largely on the order side, it’s timing in APPT in North America and India. India is really a result of the elections, but we have super pipeline both in equipment and also in retrofits. So we feel good about the forecast forward and guidance, but we do see that’s where it is in the figures.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

And then just a little more context on China here. It sounds like the trend line is sequentially improving each over the last couple of quarters. Maybe just talk about, a little bit about what the environment feels like, what customers are saying to you and confidence of that sustainable?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Oh, it’s definitely tough, right? We’re slugging it out. I mean, part of it is winning new customers, part of it is new product development launch. And then, the balance is the current business. So what feels good about it is the team has really aligned to continue to pursue the orders that’s been successful to date. Margins have stabilized and improved. So from all the input from the team, it feels really good. Like I said that we’re chasing orders. It’s — I don’t see it as a recovery, I see it as being in best position to win. But incrementally, it’s a bit better.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

Maybe last one from my side. Revenue is a little bit below what we were expecting but the margins were really healthy. Maybe just talk a little bit about some of the drivers that drove the strong margin performance here? And then a few comments on just sustainability from where we are today.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Sure. So on the top line, it was a bit of slip on customer side in APPT and North America on shipments and about — I think it was $1 million to $2 million also in India same thing was because of payments schedule delayed until Q3. So no loss of orders, just a shove off into our Q3 and customer-driven. On the margin side, it feels really good and largely because of cost out, cost management and really doing a fair job of offsetting the tariff impact. So the team’s done really well, that part is absolutely sustainable. And we’ve had very good margin recoveries and a little bit of the impact on margin comes from NPE in prior year and improve above.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

It’s good to see the progress. Congratulations on a solid quarter.

Operator

Your next question comes from Ken Newman at KeyBanc Capital Markets.

Kenneth H. Newman - KeyBanc Capital Markets Inc., Research Division – Associate

Just wanted to start off with free cash flow. And Bruce, I just wanted to clarify, it sounds like you are reiterating the 2019 guidance from last quarter. Free cash flow was a little bit weaker in the quarter than anticipated, but is it still right to model that $90 million to $100 million target?

Bruce A. Chalmers - Milacron Holdings Corp. - CFO

Correct. We’re on track. If you take a look at where we are, it’s a little bit of a timing and working capital. But we’re running at about 24% working capital as a percent of sales. We know we can get that back to 20% at the end of the year, it’s just the timing of inventory — flow of inventory build for shipments later in the year. So we’re tracking well to hit that guidance and have no problem reiterating and reaffirming that number.

Kenneth H. Newman - KeyBanc Capital Markets Inc., Research Division - Associate

Got it. And then as a follow to that, just trying to think about capacity, how you see manufacturing capacity for the company today? And the needs for going forward. Do you foresee any kind of large capital expenditure in the future to kind of help you grow into new capacity that you might need? Or do you feel that with all the uncertainty in the market today that you might have to hold off on any kind of growth expenditures?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Well, based on — it’s Tom. So coming out of ‘18 and, especially if you look back to the first half of the year that’s sort of the capacity in the business, which is significantly different than sales in Q4 and — I’m sorry, in Q1 and Q2. So just from a capacity point of view within the company, it’s healthy. In terms of capital investment, where we focused presently and into this year will be in two areas, one is where we can invest in certain aged equipment to get productivities and, let’s say, automation and then, on existing processes both in our Mold-Masters business and in machining in APPT. We’re looking at automation and that really is advantageous since when we’re — at a period when we’re in a very high-utilization time. We really can’t even take the time to take equipment down even doing in the automation or to take aged equipment out to put automated equipment in. So we’ll take advantage of some of that, which is, I would say, a modest investment, certainly not at the level of capital that we spent in prior year, so modest investment in ‘19 for, as I say, some updates and automation.

Kenneth H. Newman - KeyBanc Capital Markets Inc., Research Division - Associate

That’s helpful. One last one for me. It was helpful to hear some of the commentary on the orders through the quarter. I’m just curious, have the order inquiries been just strong or maintaining that trend throughout July? And just try to help us think about what you’re expecting for order cadence since the back half, understanding that you’re still expecting a stronger second half prior — relative to the first half.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

It’s been pretty much consistent, and I would say that the pipeline is really solid, there’s a couple of large orders sitting for us and that’s not only in new equipment and Mold-Masters, but also, as I mentioned, in retrofit and rebuild. So the pipeline is solid.

Operator

There are no further questions at this time. I would like to turn the floor back over to Tom Goeke for closing comments.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

I’d like to thank all of you for joining Q2 call, and we look forward to catching up in the Q3. Thank you. Bye now.

Cautionary Statement

This transcript contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 .

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.